UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2023 (Report No. 2)

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O.Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Attached hereto and incorporated by reference herein is Alarum Technologies Ltd.’s (the “Registrant”) (i) Notice of Annual and Extraordinary General Meeting of Shareholders to be held on August 28, 2023, at 3:00 p.m. Israel time (the “Meeting”), Proxy Statement and Proxy Card for the Meeting, and (ii) voting instruction form which will be sent to holders of American Depositary Shares by The Bank of New York Mellon.

Only shareholders of record who hold Ordinary Shares, no par value, or holders of American Depositary Shares representing Ordinary Shares, of the Registrant at the close of business on July 31, 2023, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This report on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744 and 333-267586) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-253983 and 333-267580) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Notice of an Annual and Extraordinary General Meeting to be held on August 28, 2023, at 3:00 p.m. Israel time.
99.2	Proxy Statement for the Annual and Extraordinary General Meeting to be held on August 28, 2023, at 3:00 p.m. Israel time.
99.3	Proxy Card for the Annual and Extraordinary General Meeting to be held on August 28, 2023, at 3:00 p.m. Israel time.
99.4	Voting Instruction Form for Holders of American Depositary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: July 24, 2023	By	/s/ Hagit Gal
	Name:	Hagit Gal
	Title:	Corporate Legal Counsel

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